

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

<u>Via e-mail</u>
Tyler Pearson
Chief Executive Officer
Axiom Corp.
380 Vansickle Rd. Unit 600
St. Catharines, Ontario
Canada, L2S 0B5

     Re: Axiom Corp.
            Amendment No. 4 Form No. to Form 8-K
            Filed July 7, 2015
            File No. 333-186078

Dear Mr. Pearson:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Jay Ingram

                                         Jay Ingram
                                         Legal Branch Chief

CC: John O'Leary, Esq. (*via e-mail*)
        Szaferman Lakind Blumstein & Blader, PC